UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
Specialized Disclosure Report

ROGERS CORPORATION
(Exact name of Registrant as specified in Charter)

Massachusetts (State or Other Jurisdiction of Incorporation)	1-4347 (Commission File Number)	06-0513860 (I.R.S. Employer Identification No.)

One Technology Drive, P.O. Box 188, Rogers, Connecticut 06263-0188
(Address of Principal Executive Offices and Zip Code)

Gustavo Araujo
860-779-4081
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Item 1.01  Conflicts Minerals Disclosure and Report.

Rogers Corporation (the “Company” or “Rogers”) has evaluated the products it manufactured or contracted to manufacture in calendar year 2015 and determined that certain of those products contained “Conflict Minerals,” as such term is defined in Item 1.01 of Form SD promulgated by the U.S. Securities and Exchange Commission (“SEC”), and that said Conflict Minerals were necessary to the functionality or production of said products.  The Conflict Minerals necessary to the functionality or production of those products were tin and gold. Based on a reasonable country of origin inquiry, as summarized below, the Company has reason to believe that certain of its materials containing necessary Conflict Minerals came from recycled or scrap sources.  With respect to all other materials containing necessary Conflict Minerals, the Company does not have reason to believe that any necessary tin or gold may have originated in the Democratic Republic of the Congo or any adjoining country (collectively, the “Covered Countries” and each such country, a “Covered Country”).

The Company’s Conflict Minerals Program

The Company has established a Conflict Minerals Policy (the “Policy”).  The Policy, which is posted on the Company’s public website, provides as follows:
Rogers expects its suppliers to source materials from socially responsible suppliers and that all of its suppliers will comply with the Dodd-Frank requirements [related to conflict minerals] and provide all necessary declarations and supporting information. Suppliers must pass these requirements through to their supply chain if they do not source directly from mines or smelters and determine the source of the Conflict Minerals used in the product Rogers . . . . purchases. We will assess future business with suppliers who are not cooperative with the conflict-free sourcing initiative and not compliant with this Policy. Rogers . . . will continue to regularly perform due diligence and survey its suppliers to verify compliance with this Policy.

The Company’s Conflict Minerals compliance effort is supervised by its Vice President of Supply Chain and Process Excellence.  The Company’s legal and environmental functions support the supply chain organization with these compliance efforts, and external consultants have assisted the Company in the development of the reasonable country of origin inquiry process.

Determination of Products Within the Scope of the SEC’s Conflict Minerals Rule

All products manufactured for sale by the Company in 2015, or which the Company contracted to be manufactured during that time, were reviewed for their potential to contain Conflict Minerals.  Materials that were used for maintenance or research and development activities were not included in the process described below.

With respect to all materials that were used in the manufacture for sale of Company products prior to 2015, and continued to be used in 2015, the supply chain and environmental compliance teams reviewed the Rogers chemical inventory system and, by using the Chemical Abstract Services (CAS) registry number and material safety data sheet information, identified materials that potentially could contain Conflict Minerals.

With respect to materials introduced into production for the first time during 2015 or materials provided by new suppliers during 2015, the Company’s environmental compliance team reviewed each new material to determine whether it may contain Conflict Minerals.  In addition, the Company’s supply chain team queried all new suppliers regarding the presence of Conflict Minerals in the materials supplied to the Company.  For redundancy, the Company also monitored additions to the Rogers chemical inventory system for certain CAS registry numbers to ensure that materials that might contain Conflict Minerals were flagged for review prior to being used to manufacture products for sale.

The results of the analysis by the Company’s supply chain and environmental teams were compiled into a list of materials that might contain necessary Conflict Minerals.  The list also included the suppliers of those materials, which the supply chain team identified using purchasing data from its enterprise resource planning system.

Reasonable Country of Origin Inquiry
Using the list described above, all suppliers providing materials to the Company in 2015 that were used in products manufactured for sale and might contain necessary Conflict Minerals were surveyed.  The Company requested that each supplier certify by way of the Electronic Industry Citizenship Coalition®/Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template that the materials it sold to the Company either did not contain Conflict Minerals or, if such materials did contain Conflict Minerals, that those Conflict Minerals (i) did not originate in the Covered Countries or (ii) were from recycled or scrap sources.  These suppliers were also asked to provide information which supported their certification, including smelter or refiner information, as applicable.

During the inquiry process, all surveyed suppliers informed the Company that either the materials they supplied to the Company in 2015 did not contain Conflict Minerals or provided a certification that the materials which contained Conflict Minerals did not originate in the Covered Countries or came from recycled or scrap sources.

Based upon review of the responses provided by its suppliers of necessary Conflict Minerals, (i) the Company has reason to believe that certain of its materials came from recycled or scrap sources, and (ii) with respect to all other materials evaluated as part of this inquiry, the Company has no reason to believe that the necessary Conflict Minerals in its products may have originated in a Covered Country.

The disclosure provided in this Form SD is available here:

http://www.rogerscorp.com/cg/documents.aspx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROGERS CORPORATION

By:	/s/ Jay B. Knoll
Jay B. Knoll
Vice President, General Counsel and Corporate Secretary

Date:  May 27, 2016